Exhibit 99.1

Lion Group Forms Strategic Partnerships with Autonomous Holdings and Galaxy Digital Holdings Ltd. to Enhance Treasury Strategy During Bitcoin Asia 2025

Lion Group Holding Ltd. (NASDAQ: LGHL) today announced its strategic collaboration with Autonomous Holdings (“Autonomous”) and Galaxy Digital Holdings Ltd. (NASDAQ/TSX: GLXY) (“Galaxy Digital”) to advance its digital asset treasury strategies. This initiative positions LGHL as a cutting-edge digital asset company, leveraging institutional-grade expertise to enhance shareholder value.

As part of this collaboration, Autonomous, a leading digital asset investment platform known for its innovative products and solutions, will act as a strategic advisor for LGHL’s digital asset treasury allocation process. Additionally, Galaxy Digital will facilitate trading and execution, providing access and liquidity through its institutional-grade global markets platform. The treasury strategy aims to target high-potential blockchain ecosystems, including Hyperliquid (HYPE), Solana (SOL), and Sui (SUI), thereby gaining exposure to next-generation DeFi, scalability, and Web3 infrastructure.

About Lion Group Holding Ltd.

Lion Group Holding Ltd. (NASDAQ: LGHL) operates a comprehensive, state-of-the-art trading platform offering a wide range of products and services, including total return swap (TRS) trading, contract-for-difference (CFD) trading, over-the-counter (OTC) stock options trading, and futures and securities brokerage. For more information, please visit [http://ir.liongrouphl.com].

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from expectations, estimates, and projections. Therefore, reliance on these statements as predictions of future events is discouraged. Terms such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might,” and similar expressions identify forward-looking statements. These statements may include, but are not limited to, Lion’s goals and strategies, user retention and growth, service expansion, future business development, financial condition, competitive landscape, regulatory environment, global economic conditions, and proposed crypto asset management operations. Lion cautions that this list is not exhaustive and advises against placing undue reliance on any forward-looking statements, which reflect conditions only as of the date made. Lion has no obligation to publicly update or revise any forward-looking statements, subject to applicable law. Additional information on factors that may impact expectations and projections can be found in Lion’s periodic filings with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. SEC filings are publicly available at [www.sec.gov].